BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.          Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.          Date of Material Change

The date of the material change is May 4, 2012.

3.          News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:	May 4, 2012

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.          Summary of Material Change

Yukon-Nevada Gold Corp. (the “Company”) announces board resignation.

5.          Full Description of Material Change

The Company announces its Board of Directors has accepted the resignation of its Chairman, John Greenslade due to other business commitments.

Robert Baldock, CEO and President stated, “The Board of Directors would like to express its appreciation for Mr. Greenslade’s contributions to the Company. The appointment of his successor will be announced at a later date. We continue to support our management team which remains focused on operations and cash flow growth at Jerritt Canyon, our gold producing property in Nevada.”.

6.          Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.          Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.          Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

2

Name:	Robert F. Baldock, President and CEO
Bus. Tel:	(604) 688-9427

9.          Date of Report

Dated at Vancouver, BC this 4th day of May, 2012.

“Shaun Heinrichs”
Shaun Heinrichs, CFO